Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ Los ANgeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

October 3, 2023

VIA EDGAR

Blake Grady and David Plattner

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549

Re:	SciPlay Corporation
Schedule 13E-3 filed September 11, 2023
File No. 005-90996

Schedule 14C filed September 11, 2023
File No. 001-38889

Mr. Grady and Mr. Plattner:

On behalf of SciPlay Corporation (the “Company”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 28, 2023, relating to the Company’s Transaction Statement on Schedule 13E-3 filed on September 11, 2023 (the “Schedule 13E-3”) and Preliminary Information Statement on Schedule 14C filed on September 11, 2023 (the “Information Statement”). The Company is concurrently submitting to the Staff its Definitive Information Statement (the “Definitive Information Statement”) and Amendment No. 1 to the Schedule 13E-3 via EDGAR.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment.

General

1.	Please note that forward incorporation by reference, as you attempt to do on page 95, is not permitted in connection with a Schedule 13E-3. Please revise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 97 of the Definitive Information Statement in response to the Staff’s comment.

2.	In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise the disclosure to include the information required by Item 1010(c) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has included the summary financial information required by Item 1010(c) of Regulation M-A on page 83 of the Definitive Information Statement in response to the Staff’s comment.

3.	Please describe the effects of the transaction on affiliated filing persons, including the effect of the transaction on the LNW Entities’ interest in the net book value and net earnings of the Company in both dollar amounts and percentages. Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response: The Company respectfully advises the Staff that it has included the effects of the transaction on the LNW Entities’ interest in the net book value and net earnings of the Company in both dollar amounts and percentages on page 58 of the Definitive Information Statement in response to the Staff’s comment.

4.	The SEC Reference Room no longer provides a means for stockholders to access periodic and current reports or proxy statements; however, those filings are generally available on the SEC's EDGAR system. Please revise your disclosure accordingly.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 14 and 97 of the Definitive Information Statement in response to the Staff’s comment.

Directors, Executive Officers and Controlling Persons of the Company

5.	We note your disclosure of “None” on page 23 under “LNW Social Holding Company I, LLC.” Please provide the information required by Item 1003 of Regulation M-A for each person specified in General Instruction C to Schedule 13E-3 with respect to LNW Social Holding Company I, LLC, or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 23 of the Definitive Information Statement in response to the Staff’s comment.

Background of the Merger

6.	We note your disclosure that “[a]fter preliminary negotiations between Parent and the 2021 Special Committee failed to yield an agreement, on December 22, 2021, Parent issued a press release announcing the withdrawal of the 2021 Offer.” Disclose the Company’s reasons for rejecting the 2021 Offer. Refer to Item 1013(b) of Regulation MA.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 24 of the Definitive Information Statement in response to the Staff’s comment.

7.	On page 25, we note the various references to the "prospective members" of the Special Committee. Please identify those directors by name.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 25 of the Definitive Information Statement in response to the Staff’s comment.

8.	We note your disclosure on page 28 that “the Special Committee discussed potential alternatives to a transaction with Parent.” Briefly describe the alternatives. Refer to Item 1013(b) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 29 of the Definitive Information Statement in response to the Staff’s comment.

9.	We note your disclosure that “S&C and Cravath exchanged multiple drafts of the proposed Merger Agreement through which they negotiated a variety of terms, including, among other things, employee matters... .” Please disclose the ultimate outcome of the negotiations with respect to such employee matters.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 29 of the Definitive Information Statement in response to the Staff’s comment.

10.	We note your disclosure that “members of the Company’s management presented on, among other things, preliminary financial expectations for the second quarter of 2023 and the full year of 2023 and Company management’s long-range plan for the Company as presented at the Board meeting on February 21, 2023,” which management later updated to form the July Projections. Disclose the material differences between the February Projections and the July Projections.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 27 of the Definitive Information Statement in response to the Staff’s comment.

11.	We note Engine Capital LP's Schedule 13D filing of October 3, 2022, which attached a letter Engine Capital sent to the Board encouraging the Board to consider a going-private transaction. Please expand the background section to disclose the impact, if any, of Engine Capital on the Board's deliberations.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 25 of the Definitive Information Statement in response to the Staff’s comment.

Position of the LNW Entities in Connection with the Merger

12.	We note that the LNW Entities considered the Lazard analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the LNW Entities adopted Lazard’s analyses and conclusion as their own. Alternatively, please briefly explain to us why the LNW Entities have satisfied their obligation to disclose the material factors upon which their fairness determination is based.

Response: The Company respectfully advises the Staff that the LNW Entities do not seek to rely on the Lazard analyses, presentations and opinion to support their finding of fairness to Unaffiliated Stockholders. However, the LNW Entities considered a variety of procedural factors related to the fairness of the Merger, including that the Special Committee received the Lazard analyses, presentations and oral opinion, which was subsequently confirmed by delivery of Lazard’s written opinion dated August 8, 2023 to the Special Committee. The Company respectfully advises the Staff that it has revised the disclosure on page 52 of the Definitive Information Statement to more clearly state the procedural grounds noted above in response to the Staff’s comment.

Purposes and Reasons of the Company in Connection with the Merger

13.	Please disclose the Company’s reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 53 of the Definitive Information Statement in response to the Staff’s comment.

Market Information, Dividends and Certain Transactions in the Class A Common Stock

14.	Disclose where, how and by whom the transactions listed on page 83 were effected. Refer to Item 1008(b)(1) and (5) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 84 and 85 of the Definitive Information Statement in response to the Staff’s comment.

Transactions between the Company and the LNW Entities

15.	We note your disclosure that the “TRA will also terminate … upon certain change of control events specified in the agreement.” Disclose whether the Merger would constitute such a change of control and thus cause the termination of the TRA.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 86 and 87 of the Definitive Information Statement in response to the Staff’s comment.

16.	To the extent applicable, provide all information required by Item 1005(a) of Regulation M-A with respect to the current fiscal year. We note your disclosure, for example, that “[e]xpenses paid to Parent and its affiliates for services provided in 2022 were $6.0 million.”

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 86 and 87 of the Definitive Information Statement in response to the Staff’s comment.

17.	We note your disclosure that on “May 6, 2022, [you] entered into an amendment which extended [y]our rights under the IP License Agreement through July 7, 2022.” Disclose whether such rights remain in existence.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 86 of the Definitive Information Statement in response to the Staff’s comment.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 558-3275 or cohena@sullcrom.com. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Audra Cohen
Audra Cohen
Partner

SULLIVAN & CROMWELL LLP

CC:	Melissa Sawyer, Sullivan & Cromwell LLP
Robert Townsend, Cravath Swaine & Moore LLP
Jin-Kyu Baek, Cravath Swaine & Moore LLP

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